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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 48942

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 6/1/10 (MM/DD/YY) AND ENDING 5/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Paychex Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1175 John Street
(No. and Street)

West Henrietta (City) NY (State) 14586 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Paul F. Davidson, President 585-387-6535
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

155 North Wacker Drive (Address) Chicago (City) IL (State) 60606 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Ch.D 10/28

OATH OR AFFIRMATION

I, Paul F. Davidson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Paychex Securities Corporation, as of May 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

ROBIN REININGER
NOTARY PUBLIC, STATE OF NEW YORK
REGISTRATION #01RE6005721
QUALIFIED IN ONTARIO COUNTY
MY COMMISSION EXPIRES APRIL 20, 2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Paychex Securities Corporation

Financial Statements and Supplemental Information

Year Ended May 31, 2011

Contents

Ernst & Young LLP
155 North Wacker Drive
Chicago, IL 60606-1787

Tel: +1 312 879 2000
Fax: +1 312 879 4000

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
Paychex Securities Corporation

We have audited the accompanying statement of financial condition of Paychex Securities Corporation (the Company) as of May 31, 2011 and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Paychex Securities Corporation at May 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

August 4, 2011

Paychex Securities Corporation

Statement of Financial Condition
(In Thousands, Except Share Amounts)

May 31, 2011

Assets		
Cash	$	25,948
Service fee receivable		6,290
Total assets	$	32,238
Liabilities and stockholder's equity		
Accrued income taxes payable to Parent	$	10,969
Stockholder's equity		
Common stock, no par value – authorized 200 shares; 10 shares issued and outstanding at May 31, 2011		–
Additional paid-in capital		120
Retained earnings		21,149
Total stockholder's equity		21,269
Total liabilities and stockholder's equity	$	32,238

See accompanying notes.

Paychex Securities Corporation

Statement of Income
(In Thousands)

Year Ended May 31, 2011

Revenues		
Service fee revenue	$	32,005
Investment revenue		24
Total revenues		32,029
Income tax expense		10,969
Net income	$	21,060

See accompanying notes.

Paychex Securities Corporation

Statement of Changes in Stockholder's Equity
(In Thousands, Except Share Amounts)

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings	Total
Balance at June 1, 2010	10	$ –	$ 120	$ 18,289	$ 18,409
Net income	–	–	–	21,060	21,060
Dividends to Parent	–	–	–	(18,200)	(18,200)
Balance at May 31, 2011	10	$ –	$ 120	$ 21,149	$ 21,269

See accompanying notes.

Paychex Securities Corporation

Statement of Cash Flows
(In Thousands)

Year Ended May 31, 2011

Operating activities		
Net income	$	21,060
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Service fee receivable		(2,320)
Accrued income taxes payable to parent company		760
Net cash provided by operating activities		19,500
Financing activities		
Dividends paid to Parent		(18,200)
Increase in cash		1,300
Cash at beginning of fiscal year		24,648
Cash at end of fiscal year	$	25,948
Supplemental information		
Income taxes paid by Parent on behalf of Paychex Securities Corporation	$	5,814

See accompanying notes.

Paychex Securities Corporation

Notes to Financial Statements

May 31, 2011

Note A. Description of Business and Significant Accounting Policies

Paychex Securities Corporation (the Company) is a wholly owned subsidiary of Paychex, Inc. (the Parent). The Company was incorporated in the state of New York on July 17, 1995. The Company has been approved by the Securities and Exchange Commission (SEC) to transact business as a broker/dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934 in conjunction with the 401(k) plan administration activities of the Parent. The Company is a member of the Financial Industry Regulatory Authority (FINRA).

The Company is exempt from Rule 15c3-3 of the SEC under paragraph (k)(2)(ii) of that Rule.

Basis of Presentation

The financial statements have been prepared in accordance with United States (U.S.) generally accepted accounting principles (GAAP). The Company has evaluated subsequent events for potential recognition and/or disclosure through the date of issuance of these financial statements.

Guarantees

The Company is a guarantor to the Parent's uncommitted, secured, short-term lines of credit. No amounts were outstanding as of May 31, 2011 or during the year ended May 31, 2011 (fiscal 2011) under the $900 million of borrowing capacity. Any amounts outstanding on the lines of credit would decrease net capital. The guarantee is provided in the ordinary course of business.

Concentrations

All of the Company's deposited cash is maintained at a large, creditworthy financial institution. The deposits exceed the amount of any insurance provided. Management regularly reviews the cash balance and believes that there is limited risk of loss in the foreseeable future.

The Company currently transacts business with several different investment partners. Four of these entities each individually account for over 10% of revenue in the current period. This risk is mitigated as management believes that numerous other entities exist that will assume the level of business required should one of these investment partners no longer transact with the Company.

Note A. Description of Business and Significant Accounting Policies (continued)

Fair Value

The carrying value recorded in the Statement of Financial Condition for cash and service fee receivable approximates fair value because of the relatively short maturities or payment terms of these instruments.

Revenue Recognition

Service fee revenue includes those amounts billed to investment partners for administrative services provided and is recognized in the period in which services are rendered. Investment revenue is recognized when earned. There is no commission income recorded on trade transactions.

Income Taxes

The Company files a consolidated federal return with its Parent and a combined return for state purposes. The Company's allocated share of tax expense of the consolidated group is determined based the Company's proportionate share of taxable income.

The Company's policy is to recognize interest and penalties accrued on tax positions as a component of income taxes on the Statement of Income. The Company has concluded all U.S. federal income tax matters through the Parent's fiscal year ended May 31, 2008, with the fiscal years ended May 31, 2009 through 2011 still subject to audit. With limited exceptions, state income tax audits by taxing authorities are closed through the Parent's fiscal year ended May 31, 2006, primarily due to expiration of the statute of limitations.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates, judgments, and assumptions that affect reported amounts of assets, liabilities, revenues, and expenses during the reporting period. Actual amounts and results could differ from these estimates.

Note B. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c 3-1) and is required to maintain minimum net capital, as defined to be the greater of $250,000 or 6 2/3% of Aggregate Indebtedness, which the Company has calculated to be $731,000. As of May 31, 2011, the Company had net capital of $14,979,000, which was $14,248,000 in excess of its required capital. Subsequent to May 31, 2011, the Company declared a $5,170,000 dividend to its Parent.

Note C. Income Taxes

Current income tax expense for fiscal 2011 allocated from the Parent consists of the following (in thousands):

Federal	$ 11,317
State	(348)
Total income tax expense	$ 10,969

Below is an analysis reconciling the statutory federal income tax rate to the effective tax rate reflected in the statement of income for fiscal 2011.

Federal statutory rate	35.0%
Increase resulting from:	
State income taxes including true-up of allocation from Parent, net of federal benefit	(0.8)%
Effective tax rate	34.2%

The Company had no unrecognized tax benefits existing for fiscal 2011.

Note D. Related-Party Transactions

The Company has an expense-sharing agreement with the Parent whereby all expenses of the Company, except income tax expense, are incurred by the Parent on the Company's behalf. The Parent does not intend to reapportion any of these expenses back to the Company. As a result, these expenses are not reflected in the Company's financial statements for fiscal 2011. Under this expense-sharing agreement, for fiscal 2011, the following expenses were incurred by the Parent on the Company's behalf (in thousands):

Payroll	$	85
FICA/fringe benefits		18
Facilities allocation (telephone, fax, copier, etc.)		1
Other expenses		57
Total	$	161

Supplemental Information

Paychex Securities Corporation

Computation of Net Capital Under Rule 15c3-1

(In Thousands)

May 31, 2011

Net capital		
Total stockholder's equity	$	21,269
Deduct stockholder's equity not allowable for net capital		–
Total stockholder's equity qualified for net capital		21,269
Non-allowable assets:		
Service fee receivable		6,290
Net capital	$	14,979
Aggregate indebtedness		
Accrued income taxes payable to Parent	$	10,969
Total aggregate indebtedness	$	10,969
Computation of basic net capital requirement		
Net capital requirement	$	731
Excess net capital	$	14,248
Net capital less 10% of total aggregated indebtedness	$	13,882
Ratio: Aggregate indebtedness to net capital		73%

** Net capital requirement is calculated as the greater of $250,000 or 6 2/3% of total aggregated indebtedness.*

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's amended unaudited May 31, 2011 FOCUS Part IIA filing and reconciliation dated August 2, 2011.

Schedule II

Paychex Securities Corporation

Statement Regarding Rule 15c3-3

May 31, 2011

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that Rule.

Supplementary Report

Ernst & Young

Ernst & Young LLP
155 North Wacker Drive
Chicago, IL 60606-1787

Tel: +1 312 879 2000
Fax: +1 312 879 4000

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

The Board of Directors and Stockholder
Paychex Securities Corporation

In planning and performing our audit of the financial statements of Paychex Securities Corporation (the Company), as of and for the year ended May 31, 2011, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company including any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13; and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance, that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with

management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be significant deficiencies or material weaknesses and therefore, there can be no assurance that all deficiencies, significant deficiencies, or material weaknesses have been identified. However, we identified the following deficiencies in internal control over financial reporting that we consider to be a material weakness, as defined above. These deficiencies were considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of the Company as of and for the year ended May 31, 2011, and these deficiencies did not affect our report on the financial statements of the Company dated August 4, 2011. The Company's practices, procedures, and related internal controls failed to detect errors for certain accrued amounts as of May 31, 2011. Service fee revenue and the related amounts receivable were understated, which resulted in an overstatement of excess net capital of approximately $659,000 as of May 31, 2011. In addition, an error in the amount of income tax expense allocation to the Company and the related amount payable resulted in an understatement of excess net capital of approximately $743,000 as of May 31, 2011. The Company has represented that it has a plan to remediate controls to apply the appropriate reconciliation of accrued service fees, which includes appropriate review and approval on a timely basis. In addition, the Company has represented that it has a plan to remediate policies, procedures and controls in order to apply a consistent allocation of income tax expenses to affiliates in accordance with its tax sharing policies.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at May 31, 2011, to meet the SEC's objectives, except for the matters described in the preceding paragraph.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Ernst & Young LLP

August 4, 2011

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FINANCIAL STATEMENTS AND
SUPPLEMENTAL INFORMATION

Paychex Securities Corporation
Year Ended May 31, 2011
With Report and Supplementary Report of Independent
Registered Public Accounting Firm

Ernst & Young LLP

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